SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 October 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	2025 Third Quarter Trading Update dated 23 October 2025

Exhibit No: 99.1

InterContinental Hotels Group PLC
2025 Third Quarter Trading Update
23 October 2025

Global RevPAR +1.4% YTD, after easing +0.1% in Q3;
another strong quarter of development activity, with openings up +17% and signings up +18%;
remain on track to meet full year consensus profit and earnings expectations

Highlights
●  YTD global RevPAR +1.4%, with Americas +0.8%, EMEAA +3.8% and Greater China -2.6%
●  Q3 global RevPAR +0.1%, with Americas -0.9%, EMEAA +2.8% and Greater China -1.8%
●  Q3 global rooms revenue on a comparable basis comprised Business +4%, offset by Leisure -2% and Groups -4%
●  Q3 occupancy +0.4%pts and average daily rate -0.4%
●  Gross system growth +7.2% YOY and net system growth +5.2% adjusting for the impact of removing rooms previously affiliated with The Venetian Resort Las Vegas (net growth +4.4% YOY on a reported basis)
●  Opened 14.5k rooms (99 hotels) in Q3, +17% YOY excluding NOVUM conversions added to IHG's system
●  Global system of 1,011k rooms (6,845 hotels)
●  Signed 22.6k rooms (170 hotels) in Q3, +18% YOY
●  Global pipeline of 342k rooms (2,316 hotels), +4.7% YOY
●  New premium collection brand to launch in the coming months
●  $700m of 2025's $900m share buyback programme completed to date, reducing the share count by 3.9%
●  On track to return over $1.1bn to shareholders in 2025 through share repurchases and dividend payments
●  Expect to finish 2025 in line with consensus profit and earnings expectations, and in line with our growth algorithm

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"We are pleased with our performance and the continued growth of our brands to date in 2025, and we remain on track to meet full year consensus profit and earnings expectations. As anticipated, RevPAR growth in Q3 was similar to the prior quarter, with another strong performance in EMEAA and further improvement in Greater China, though the US continued to see slower trading conditions. Overall, we continue to benefit from the power of our globally diverse footprint.

Growing demand for our world class brands continues, with 2025 set to be one of our biggest ever years for both openings and signings. We opened 14.5k rooms across 99 hotels in the quarter, up +17% year-on-year excluding the NOVUM conversions this year and last, and we signed 22.6k rooms across 170 properties, up +18%, with great progress in all three regions. Recognising strong guest and owner interest in the large and fast-growing premium segment, we are excited to announce we will be bringing a new collection brand to market in the coming months, positioned in upscale to upper upscale. This will build on the well-established successes we've already delivered with our other collection and conversion brands - Vignette, voco and Garner.

Long-term structural drivers of both travel demand and supply remain compelling, and while near-term macro-economic challenges persist in some markets, others are showing improvement or sustained growth. We continue to demonstrate IHG's ability to capture demand across geographies, chain scales and stay occasions, which forms the foundation of resilient strength in our business. The power of our enterprise platform is clearly showing in 2025 and drives our growth algorithm. This delivers compound earnings growth by increasing fee revenues through the combination of RevPAR, system expansion and ancillary fee streams, which, together with a highly efficient cost base, helps to grow margins and, along with our strong cash generation, allows us to reinvest in our business and return surplus capital to shareholders. We remain confident in a strong outcome for the year and further delivery beyond."

Regional performance

Americas
Year-to-date, RevPAR has grown +0.8% for the region and +0.4% in the US. Q3 RevPAR was -0.9% for the region and -1.6% in the US. Q3 occupancy for the region was down -0.3%pts to 71.8%, and rate was down -0.5%. Q3 rooms revenue on a comparable hotels basis, analysed by guest stay occasion, saw Business ahead, but this was offset by a decline in Leisure, and Groups was further behind compared with 2024 levels. Whilst the US continued to see some slower trading conditions, we remain confident for the return to growth in due course when economic uncertainty further subsides and the travel industry's fundamental tailwinds prevail.

Gross system growth was +3.6% YOY and +2.3% YTD, with 2.7k rooms (28 hotels) opened in the quarter. Excluding the impact of removing 7.1k rooms that were previously affiliated to IHG's system with The Venetian Resort Las Vegas, net system growth was +1.5% YOY and +0.5% YTD; including the impact, the net system size change was +0.2% YOY and -0.8% YTD. Signings for 7.6k rooms (79 hotels) were added to the pipeline in the quarter, an increase of +14% on last year. These included 33 hotels signed across the Holiday Inn Brand Family, 16 across our extended stay brands and eight voco conversions. Garner, our midscale conversion brand, also saw good further progress in the quarter with another nine signings, with the brand now having 25 open and 49 pipeline hotels in the region. Conversions represented over half of all rooms opened and signed in the quarter.

EMEAA
We saw another quarter of strong demand for this diverse region. Q3 RevPAR was up +2.8%, taking year-to-date growth to +3.8%. Occupancy for the quarter was up +1.6%pts to 75.3%, and rate up +0.6%. By major geographic markets within the region, RevPAR ranged from +0.1% in Continental Europe, where performances in Germany and France had tough comparatives and a less beneficial events calendar this year, to up +2.8% in the UK, +3.3% in East Asia & Pacific, and +9.5% in the Middle East.

Gross system growth was +10.4% YOY and +6.0% YTD, with 4.2k rooms (33 hotels) opened in the quarter which represents an increase of +25% on the same quarter last year when excluding the NOVUM conversions (1.2k this year and 6.2k last year). Net system growth was +9.1% YOY and +5.2% YTD. 2025 is on track to be a record year of system growth for the region. Signings for 7.1k rooms (45 hotels) were added to the pipeline in the quarter, growth of +22% on last year. There were 12 hotels signed across our Luxury & Lifestyle brands, nine Crowne Plaza and eight Holiday Inn signings, as well as five further Garner properties as it develops across the region. Conversions represented over 60% of all room openings and approaching 40% of room signings in the quarter.

Greater China
RevPAR was -1.8% lower in Q3, a further sequential improvement on -3.0% in the previous quarter and compares to -4.8% for FY 2024. Occupancy for the quarter was up +0.6%pts to 64.4%, while rate was down -2.7%. Tier 1 cities saw RevPAR -1.2%, whilst Tier 2-4 cities at -3.9% were further impacted by increased international outbound leisure trips. We continue to remain encouraged by the breadth and strength of the region's economic growth, and the attractive long-term secular growth drivers, which are also fuelling excellent levels of hotel development activity for IHG in the region.

Gross system growth was +12.8% YOY and +9.2% YTD, with 7.6k rooms (38 hotels) opened in the quarter, an increase of almost +40% on the same quarter last year. Net system growth was +9.8% YOY and +7.3% YTD. Signings for 7.9k rooms (46 hotels) were added to the pipeline, an increase of almost +20% on last year, and included 17 Holiday Inn Express and 16 Holiday Inn properties. There were also six voco signings, with conversions representing around 40% of all rooms opened and signed in the quarter.

Launch of new collection brand

To meet growing guest and owner demand, IHG will launch a new collection brand within the large, fast-growing premium segment in the coming months, positioned in upscale to upper upscale. The new brand will initially focus on our EMEAA region where there is a significant proportion of high-quality hotels with their own unique identity, and where a collection brand will expand our offer for guests and allow more owners to benefit from our enterprise platform. The brand will complement our versatile premium conversion brand, voco, which has already reached 225 open and pipeline hotels across more than 30 countries since its launch in 2018. It will also look to replicate the success of Vignette Collection, launched in 2021, which is positioned higher in the Luxury & Lifestyle category and already tracking ahead of its goal to reach 100 hotels in a decade, currently with 27 open and a further 41 pipeline properties.

Share buyback progress

As announced in February, a $900m share buyback programme is returning surplus capital to shareholders in 2025. This follows the $800m programme in 2024, $750m in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights in the Company by 4.6%, 6.1% and 5.0%, respectively. The 2025 programme is 78% complete with $700m (£530m) having been cumulatively spent to date, repurchasing 6.1 million shares. The 2025 programme to date has therefore reduced the total number of voting rights in the Company by a further 3.9% to 152.4 million as at market close on Wednesday 22 October 2025.

The $900m share buyback programme together with approximately $270m of ordinary dividend payments will have returned around $1,170m in total to shareholders in 2025. This is equivalent to 5.9% of IHG's $19.8bn (£15.8bn) market capitalisation at the start of 2025, and 6.2% of IHG's most recent $19.0bn (£14.2bn) market capitalisation.

Financing update

In September 2025, the Group issued a €850m bond at a coupon of 3.375%, repayable in September 2030. Currency swaps were transacted at the same time as issuance in order to convert the proceeds and interest flows to US Dollars. This fixed the bond debt at $990m, with interest payable semi-annually of 4.87%.

In August 2025 a £300m bond matured, with future maturities in August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m), September 2030 (€850m) and September 2031 (€750m). After currency swaps, the Group now has a total of $4.1bn bonds outstanding, with a blended borrowing cost of approximately 4.3%.

As set out at the time of IHG's half year results in August 2025, after completing this year's buyback programme to return $900m of surplus capital to shareholders, and based on analyst consensus, leverage at the end of 2025 is expected to be around the middle of our net debt:adjusted EBITDA target range of 2.5-3.0x.

Change in trading currency of IHG's Ordinary Shares to US Dollars

IHG intends to change the currency in which its Ordinary Shares are traded on the London Stock Exchange from British Pounds (GBP) to US Dollars (USD). This change has recently become possible whilst maintaining FTSE index inclusion, following updates to the FTSE UK Index Series Ground Rules administered by the FTSE Russell Group.

IHG has reported its financial results in USD for the past 17 years. Changing its share price currency to match its reporting currency will help reduce the translational impact of exchange rate fluctuations on the share price, therefore better aligning the share price to financial performance, and simplifying the investment appraisal of IHG.

The change does not impact the nominal currency of IHG's shares, which will remain in GBP. The change does not impact IHG's London listing in any other way, and has no impact on IHG's ADR listing in New York.

For the benefit of UK-based private individual registered shareholders in IHG, dividend payments will still be made in GBP. Registered shareholders will be able to make an election to IHG's share registrar, Equiniti, if they wish to instead receive their dividend payments in USD. Furthermore, for UK-based private individual registered shareholders who do not have a USD bank account or access to a multi-currency share dealing service, Equiniti will convert the proceeds from any future sale of shares to GBP at the prevailing rate on the settlement date.

IHG is working with Equiniti and other partners with the intention of enabling the change from the start of January 2026. Notifications will be sent to the London Stock Exchange, the FTSE Russell Group (for index calculation purposes) and the FCA in due course, and a further announcement to confirm the change will also be made nearer to the time.

For further information, please contact:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional investors:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a conference call at 9:30am (London time) today, 23 October 2025. A listen-only audio webcast can be accessed at https://www.investis-live.com/ihg/68b19914b0ed20000fddc262/hruna or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional investors wishing to ask questions should use the following dial-in details for a Q&A facility:
UK:	020 3936 2999
US:	646 233 4753
Other international numbers:	Click here
Passcode:	720082

An archived replay is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on www.ihgplc.com/en/investors/results-and-presentations from 7:00am (London time) on 23 October 2025.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than one million rooms across 6,800 open hotels in over 100 countries, and a development pipeline of more than 2,300 properties.

-     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)
	Q3 2025 vs 2024			Q3 YTD 2025 vs 2024
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	+0.1%	-0.4%	+0.4%pts	+1.4%	+0.8%	+0.4%pts
Americas	-0.9%	-0.5%	-0.3%pts	+0.8%	+0.7%	+0.1%pts
EMEAA	+2.8%	+0.6%	+1.6%pts	+3.8%	+2.1%	+1.2%pts
Greater China	-1.8%	-2.7%	+0.6%pts	-2.6%	-3.3%	+0.4%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)
	Q3 2025 vs 2024			Q3 YTD 2025 vs 2024
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Global	+0.1%	+1.1%	+1.0%pts	+1.4%	+1.7%	+0.3%pts
Americas	-0.9%	-0.9%	0.0%pts	+0.8%	+0.4%	-0.4%pts
EMEAA	+2.8%	+5.7%	+2.9%pts	+3.8%	+5.5%	+1.7%pts
Greater China	-1.8%	-1.5%	+0.3%pts	-2.6%	-2.7%	-0.1%pts

Appendix 3: System and pipeline summary of Q3 2025 YTD and YOY growths, and closing positions (rooms)
	System								Pipeline
	Openings	Removalsb	Net	Total	YTD%	YOY%	YTD%	YOY%	Signings	Total
					Reported	Reported	Adjustedb	Adjustedb
Global	45,872	(22,241)	23,631	1,010,756	+2.4%	+4.4%	+3.1%	+5.2%	73,730	341,758
Americas	12,095	(16,464)	(4,369)	523,625	-0.8%	+0.2%	+0.5%	+1.5%	17,114	109,145
EMEAA	16,095	(2,189)	13,906	280,380	+5.2%	+9.1%	+5.2%	+9.1%	31,943	115,228
Greater China	17,682	(3,588)	14,094	206,751	+7.3%	+9.8%	+7.3%	+9.8%	24,673	117,385

a.  RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 September 2025 and includes hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Use of key performance measures and non-GAAP measures' in IHG's full year and half year results announcements for further information on the definitions.

b.    Removals include 7,092 rooms previously affiliated with The Venetian Resort Las Vegas which exited IHG's system in January 2025. The adjusted measures of YTD system growth and YOY system growth are presented for the Americas region and globally to show the impact of if these rooms had been excluded from the comparable opening position.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	23 October 2025